Filed pursuant to Rule 433

September 13, 2016

Relating to

Preliminary Prospectus Supplement dated September 13, 2016

to

Prospectus dated September 30, 2013

Registration Statement No. 333-191462-01

Duke Energy Progress, LLC
$450,000,000 First Mortgage Bonds, 3.70% Series due 2046

Pricing Term Sheet

Issuer:	Duke Energy Progress, LLC

Trade Date:	September 13, 2016

Settlement Date:	September 16, 2016 (T+3)

Ratings (Moody’s/S&P/Fitch)*:	Aa3/A/A+

Security Description:	First Mortgage Bonds, 3.70% Series due 2046 (the “Bonds”)

Principal Amount:	$450,000,000

Interest Payment Dates:	April 15 and October 15 of each year beginning on April 15, 2017

Maturity Date:	October 15, 2046

Benchmark Treasury:	2.50% due May 15, 2046

Benchmark Treasury Yield:	2.484%

Spread to Benchmark Treasury:	+ 123 bps

Yield to Maturity:	3.714%

Coupon:	3.70%

Price to Public:	99.745% per Bond, plus accrued interest, if any, from September 16, 2016

Redemption Provisions:

At any time before April 15, 2046 (which is the date that is six months prior to maturity of the Bonds (the “Par Call Date”)), redeemable at the Treasury Rate + 20 bps. At any time on or after the Par Call Date, redeemable at par.

CUSIP / ISIN:	26442U AC8 / US26442UAC80

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC MUFG Securities Americas Inc. Wells Fargo Securities, LLC

Co-Managers:	Credit Agricole Securities (USA) Inc. HSBC Securities (USA) Inc. PNC Capital Markets LLC SMBC Nikko Securities America, Inc.

Junior Co-Managers:	Academy Securities, Inc. Blaylock Beal Van, LLC

* Security ratings are not recommendations to buy, sell or hold securities.  The ratings are subject to change or withdrawal at any time by the respective credit rating agencies.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free (800) 221-1037; MUFG Securities Americas Inc. toll-free at (877) 649-6848 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or by e-mail at wfscustomerservice@wellsfargo.com.